1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Announcement Regarding Global Offering dated May 19, 2004	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 19, 2004	By: /S/ ZHOU DEQIANG
Name: Zhou Deqiang Title: Chairman and CEO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The announcement does not constitute an invitation or a solicitation for offers to acquire, purchase or subscribe for any securities in any jurisdiction in which such invitation or solicitation is not permitted.

(Stock code: 0728)

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

GLOBAL OFFERING OF 58,500,000 AMERICAN DEPOSITARY SHARES,

REPRESENTING 5,850,000,000 H SHARES

Joint Global Coordinators and Joint Global Bookrunners

(in alphabetical order)

China International Capital Corporation	Morgan Stanley	UBS Investment Bank

Global Offering

The Company, the Selling Shareholders, the Joint Global Coordinators and the Representatives of the Underwriters entered into the Underwriting Agreement on 19 May 2004 under which the Company will issue and allot 5,850,000,000 New H Shares, including 531,818,182 New H Shares upon conversion of 531,818,182 existing Domestic Shares held by the Selling Shareholders, pursuant to the authority granted to the Directors by the Shareholders, including holders of H Shares and holders of Domestic Shares respectively, at an extraordinary general meeting and two separate class meetings convened on 3 May 2004. The Company will not issue any further New H Shares under such authority. The Global Offering consists of a registered US Offering of ADSs in the United States and an International Offering of ADSs to professional and institutional investors outside of the United States pursuant to Regulation S of the Securities Act of 1933, as amended, at the price of US$29.49 per ADS (each representing 100 H Shares) and a price of HK$2.30 per New H Share based on the agreed exchange rate of US$1.00 to HK$7.80. Investors may elect to have H Shares delivered to them in lieu of ADSs.

The aggregate net proceeds from the sale of the New H Shares (including the New H Shares sold on behalf of the Selling Shareholders) will be approximately US$1,690,500,000 (equivalent to approximately HK$13,185,900,000). The Company intends to use its net proceeds from the issue and sale of the New H Shares which is approximately US$1,536,664,500 (equivalent to approximately HK$11,985,983,100), wholly to fund the Company’s Potential Acquisition. RMB8,340 million (equivalent to approximately US$1,008 million) out of the total net proceeds raised will be used to settle the initial cash consideration and the remaining approximately RMB4,372 million (equivalent to approximately US$528 million) will be used to prepay the deferred consideration of RMB19,460 million (equivalent to approximately US$2,353 million). As a result, approximately RMB15,088 million (equivalent to US$1,824 million) will remain outstanding as the deferred consideration. The Company intends to finance such deferred consideration and interest accrued by using its internal and external sources of funding. The Company will not receive any of the net proceeds from the sale of New H Shares by the Selling Shareholders.

Suspension and resumption of trading

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended from 2:30 p.m. on 19 May 2004.

Application has been made by the Company to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange from 9:30 a.m. on 20 May 2004.

Global Offering

The Company will issue and allot 5,850,000,000 New H Shares, including 531,818,182 New H Shares upon conversion of 531,818,182 existing Domestic Shares held by the Selling Shareholders, pursuant to the authority granted to the Directors by the Shareholders, including holders of H Shares and holders of Domestic Shares respectively, at an extraordinary general meeting and two separate class meetings convened on 3 May 2004. The Company will not issue any further New H Shares under such authority. The Global Offering consists of a registered US Offering of ADSs in the United States and an International Offering of ADSs to professional and institutional investors outside of the United States pursuant to Regulation S of the Securities Act of 1933, as amended, at the price of US$29.49 per ADS (each representing 100 H Shares) and a price of HK$2.30 per New H Share based on the agreed exchange rate of US$1.00 to HK$7.80. Investors may elect to have H Shares delivered to them in lieu of ADSs.

UNDERWRITING AGREEMENT

Parties

(i)	China Telecom Corporation Limited (the “Company”);

(ii)	the Selling Shareholders; and

(iii)	the Joint Global Coordinators and the Representatives (acting on behalf of the Underwriters).

Number of New H Shares

5,850,000,000 New H Shares, including 531,818,182 New H Shares upon conversion of 531,818,182 existing Domestic Shares held by the Selling Shareholders.

The aggregate number of the New H Shares represents approximately 7.74% of the aggregate of the Company’s issued share capital of 8,027,410,000 H Shares and 67,586,776,503 Domestic Shares immediately prior to the Global Offering and approximately 6.57% of the aggregate of the Company’s increased share capital of 13,877,410,000 H Shares and 67,054,958,320 Domestic Shares following the issue and allotment of the New H Shares.

The investors

Not less than six independent professional, institutional and/or individual investors to be procured by the Underwriters.

Purchase Price

Each of the Company and the Selling Shareholders, severally and not jointly, agrees to sell to the several Underwriters, and each Underwriter, agrees, severally and not jointly, to purchase or procure the purchase from the Company and the Selling Shareholders, the Firm ADSs.

The Share Purchase Price of HK$2.30 per New H Share represents a discount of about 3.16% to the closing price of HK$2.375 per H Share quoted on the Stock Exchange on 19 May 2004, being the closing price immediately prior to suspension of the H Shares on 19 May 2004.

The ADS Purchase Price of US$29.49 per ADS represents a discount of about 2.42% to the closing price of US$30.22 per ADS quoted on the NYSE on 18 May 2004, being the trading day immediately before the date of the Underwriting Agreement.

The Share Purchase Price and the ADS Purchase Price are determined on an arm’s length basis. The Directors consider the Purchase Prices to be fair and reasonable.

Ranking and rights

The New H Shares when issued and fully paid, will rank pari passu with all existing issued H Shares. The New H Shares will be sold free of any third party rights. The investors will receive all dividends and distributions declared, made or paid after completion of the Global Offering.

Independence of the Underwriters and the investors

The Underwriters and the investors are not connected persons of the Company as defined under the Listing Rules. The Underwriters are and the investors will be independent of and not connected with the Directors, supervisors, chief executive or substantial shareholders of the Company or any of its subsidiaries or an associate of any of them.

The Company will ensure that, after the completion of the Global Offering, it will comply with the Listing Rules regarding the public float requirement.

Completion of the Global Offering

Approvals for the Global Offering have been obtained from all relevant PRC governmental and regulatory authorities and the Global Offering is expected to be completed on 24 May 2004. The Company and the Selling Shareholders had not conducted any fund-raising activities during the last 12 months.

Termination events

The Underwriting Agreement contains provisions granting the Underwriters the right to terminate their underwriting obligations on the occurrence of certain force majeure events, which in the judgment of the Joint Global Coordinators, make it impracticable or inadvisable to proceed, as the case may be, with the offer, sale or delivery, or to enforce contracts for sale of the ADSs or the New H Shares. If the Underwriters exercise such right to so terminate the Global Offering, the Global Offering will not proceed.

Shareholders and investors should note that there is no assurance that the Global Offering will be consummated and are advised to exercise caution in dealing in the H Shares.

Shareholding structure

The effect of the Global Offering on the shareholding structure of the Company is illustrated in the table below:

	Before the Global Offering	After the Global Offering
China Telecommunications Corporation	77.78%	72.09%
Guangdong Rising Assets Management Co., Ltd.	7.48%	6.94%
Jiangsu Guoxin Investment Group Co., Ltd.	1.28%	1.18%
Zhejiang Financial Development Company	2.85%	2.64%
Public	10.62%	17.15%

Total[i]:	100.0%	100.00%

i.	The percentage may not add up to 100% due to rounding discrepancies.

Lock-Up by the Company and the Selling Shareholders

The Company and its controlling shareholder, China Telecommunications Corporation, have separately undertaken to the Underwriters that for a period of 180 days after the date of the Prospectus, subject to certain limited exceptions, it will not, without the consent of the Underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, H Shares, directly or in the form of ADSs, or any shares of the Company or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, the ADSs, H Shares or other shares of the Company, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs, H Shares or other shares of the Company.

Each of Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company has separately undertaken to the Underwriters that for a period of 12 months after the date of the Prospectus (the “12-Month Lock-Up Period”), it will not (i) sell or otherwise transfer any of its shares of the Company; and (ii) during any six-month period during the two years after the expiration of the 12-Month Lock-Up Period, sell its shares of the Company in such amounts that in aggregate exceeds 20% of the shares of the Company held by it at the date of the Prospectus.

Use of net proceeds

The aggregate net proceeds from the sale of the New H Shares (including the New H Shares sold on behalf of the Selling Shareholders) will be approximately US$1,690,500,000 (equivalent to approximately HK$13,185,900,000). The Company intends to use its net proceeds from the issue and sale of the New H Shares which is approximately US$1,536,664,500 (equivalent to approximately HK$11,985,983,100), wholly to fund the Company’s Potential Acquisition. RMB8,340 million (equivalent to approximately US$1,008 million) out of the total net proceeds raised will be used to settle the initial cash consideration and the remaining approximately RMB4,372 million (equivalent to approximately US$528 million) will be used to prepay the deferred consideration of RMB19,460 million (equivalent to approximately US$2,353 million). As a result, approximately RMB15,088 million (equivalent to US$1,824 million) will remain outstanding as the deferred consideration. The Company intends to finance such deferred consideration and interest accrued by using its internal and external sources of funding. The Company will not receive any of the net proceeds from the sale of New H Shares by the Selling Shareholders.

If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and sale of the New H Shares (excluding the New H Shares sold on behalf of the Selling Shareholders) will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have to be reviewed and approved by the independent non-executive directors of the Company.

Application for listing

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the New H Shares, on the main board of the Stock Exchange.

Subject to the granting of the listing of, and permission to deal in, the New H Shares on the main board of the Stock Exchange and in compliance with the stock admission requirements of the HKSCC, the New H Shares will be accepted as eligible securities by the HKSCC for deposit, clearance and settlement in CCASS with effect from the date of the commencement of dealings in the New H Shares on the main board of the Stock Exchange, which is currently expected to occur on 24 May 2004.

Suspension and resumption of trading

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended from 2:30 p.m. on 19 May 2004.

Application has been made by the Company to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange from 9:30 a.m. on 20 May 2004.

DEFINITIONS

“ADSs”	American Depositary Shares

“ADS Purchase Price”	US$29.49 per ADS (equivalent to approximately HK$230.02 per ADS at the agreed exchange rate of US$1.00 to HK$7.80)

“Associate”	has the meaning given to its under the Listing Rules

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Directors”

as at the date of this announcement, the directors of the Company are Zhou Deqiang as the chairman and chief executive officer, Chang Xiaobing as the president and chief operating officer, Wu Andi as the executive vice president and chief financial officer, Zhang Jiping as the executive vice president, Huang Wenlin as the executive vice president, Li Ping as the executive vice president and company secretary, Wei Leping as the executive vice president, Cheng Xiyuan and Feng Xiong as the executive directors, Zhang Youcai, Vincent Lo Hong Sui and Shi Wanpeng as the independent non-executive directors

“Domestic Shares”	domestic invested shares of nominal value of RMB1.00 each in the share capital of the Company, which are subscribed for in RMB

“Global Offering”	the US Offering and the International Offering

“HKSCC”	Hong Kong Securities Clearing Company Limited

“H Share(s)”	overseas listed foreign invested shares in the Company’s registered capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

“International Offering”

an offering of ADSs (which may, at the option of the investors, be delivered in the form of H Shares) to the investors outside the United States pursuant to Regulation S of the Securities Act of 1933, as amended

“Joint Global Coordinators”	China International Capital Corporation Limited, Morgan Stanley & Co., International Limited and UBS AG

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“New H Shares”	5,850,000,000 new H Shares, being the number of H Shares which issued and allotted under the Global Offering

“NYSE”	New York Stock Exchange, Inc.

“Potential Acquisition”

the proposed acquisition of telecommunications businesses from China Telecommunications Corporation in Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region

“Prospectus”	an offering document under the International Offering issued by the Company dated 19 May 2004

“Purchase Prices”	the Share Purchase Price and the ADS Purchase Price

“Representatives”	China International Capital Corporation Limited, Morgan Stanley & Co., International Limited and UBS AG

“Selling Shareholders”	China Telecommunications Corporation, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company

“Shareholders”	shareholders of the Company

“Share Purchase Price”	HK$2.30 per H Share

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Underwriters”	the underwriters whose names are set out in Schedule II of the Underwriting Agreement

“Underwriting Agreement”	the underwriting agreement dated 19 May 2004 entered into among the Company, the Selling Shareholders, the Representatives (acting on behalf of the Underwriters) and the Joint Global Coordinators

“Underwriters”	the US Underwriters and the International Underwriters

“US Offering”	a registered public offering of ADSs (which may, at the option of the investors, be delivered in the form of H Shares) in the United States

By the order of the Board

Li Ping

Company Secretary

Hong Kong, 19 May 2004